Benchmark Securities, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2015

Subordinated borrowings at December 31, 2014	$ 300,000
Subordinated borrowings at December 31, 2015	$ 300,000

The accompanying notes are an integral part of these financial statements.